Exhibit 4.5

Certain information in this document, marked by [***], has been excluded because it is not material and is the type of information that the registrant treats as private or confidential.

Santeramo in Colle, 9 April 2024

On 8 April 2024 we received via certified e-mail the proposal for a private instrument in writing that we transcribe hereunder

PRIVATE INSTRUMENT IN WRITING

embodying an

INTEREST-BEARING LOAN AGREEMENT

Dated 31 March 2024

between:

INVEST 2003 SRL, with registered office at Via Gobetti 8 in Taranto, Tax Identification and VAT No. 02492540733, registered at the Taranto Register of Enterprises – Economic and Administrative List (REA) No. TA/149847, represented by the Sole Director Pasquale Natuzzi, born in Matera on 24 March 1940, resident at Via Iazzitiello 55 in Santeramo (Bari) and with personal tax identification number NTZPQL40C24F052F, and certified e-mail address invest2003srl@legalmail.it

and

NATUZZI SPA, with registered office at Via Iazzitiello 47 in Santeramo in Colle (Bari), Tax Identification and VAT No. 03513760722, registered in the Bari Register of Enterprises – Economic and Administrative List (REA) No. BA/261878, represented by the Chief Executive Officer and pro-tempore legal representative Achille Antonio, born in Bologna on 22 May 1971, resident at Via Bergognone 65 in Milan and with personal tax identification number CHLNTN71E22A944U, and certified e-mail natuzzi@legalmail.it

WHEREAS

A)

INVEST 2003 SRL is a shareholder of NATUZZI SPA and holds a 56.23% stake in the share capital of NATUZZI SPA amounting to € 55,073,045.00.

B)

In February 2020 INVEST 2003 SRL and NATUZZI SPA entered into an “Equity Commitment Agreement” aimed at supporting the financial needs of NATUZZI SPA during the period of implementation of the Business and Transformation Plan approved by the Board of Directors in October 2019 and prepared with the assistance and support of McKinsey & Co. Such plan immediately required specific amendments in the wake of the occurrence of the Covid 19 emergency, including commencing from the initial area of contagion (China) that affected the Company’s own production facilities.

The Plan provided that INVEST 2003 SRL would make advance payments, in one or more installments, to NATUZZI SPA, should the Company so request, in respect of a future rights issue, up to a total of € 15,000,000.00 (fifteen million euros and zero cents).

C)

In that same Agreement NATUZZI SPA undertook to do everything in its power to ensure that by no later than 30 September 2020 a shareholders’ meeting would be held to approve the rights issue reserved for subscription by all shareholders for a minimum amount (including any share premium) of € 15,000,000.00 (fifteen million euros and zero cents) to be paid in by 31 December 2020, including in several tranches, in cash.

D)

The payments, as indicated in the above subparagraph B), were subject to the condition subsequent that the rights issue not be approved by the First Term and not be executed by the Second Term. Consequently, upon fulfilment of that condition, the sums disbursed pursuant to the Agreement would have to be immediately returned by NATUZZI SPA to its shareholder INVEST 2003 SRL, in whole or in part, to the extent that they exceeded the amount of the rights issue actually executed.

E)

On 2 March 2020 the shareholder INVEST 2003 SRL arranged to pay NATUZZI SPA the sum of €

2,500,000.00 (two million five hundred thousand euros and zero cents).

F)

On 6 August 2020 the parties signed a first “addendum” amending the Agreement under which they agreed to extend the First Term until 31 December 2020 and the Second Term until 31 March 2021. On 30 December 2020 the parties signed a second “addendum” – again constituting an integral and substantive part of the Agreement – under which they agreed to extend the First Term until 31 December 2021 and Second Term until 31 March 2022.

On 25 July 2022 the parties finalized and signed an additional “addendum” to the Equity Commitment Agreement under which they agreed to extend the First Term until 31 March 2023 and the Second Term until 30 September 2023, after having deemed it unnecessary as matters stood to consider a rights issue in view of the Company’s results, assets, liabilities and financial position following the end of fiscal 2021 and initial performance in fiscal 2022.

On 9 November 2023, having noted that the final deadline agreed upon to give effect to the Equity Commitment Agreement had already expired on 30 September 2023, INVEST 2003 SRL requested NATUZZI SPA to return the sum of € 2,500,000.00 (two million fife hundred thousand euros and zero cents) disbursed on 2 March 2020. In a notice of acknowledgement sent on that same date, NATUZZI SPA requested that the deadline thereby specified for the return of the funds be extended to 31 March 2024.

G)

In its last financial statements for the year ended 31 December 2022, NATUZZI SPA depicted the Agreement in question in the following terms:

“As of 31 December 2022 the amount of € 2,500,000 refers to the advance received from the Company’s majority shareholder. Specifically, in light of the extraordinary circumstances imposed by COVID-19 on the Group, on 28 February 2020 the Company’s majority shareholder entered into an agreement with the Company whereby it undertook, should the Company so request, to make advance payments of up to € 15,000,000 to satisfy the subscription price of a future rights issue. On 28 February 2020 the Company requested an initial payment of € 2,500,000, which it received on 2

March 2020. Since the Company’s board of directors has not called a shareholders’ meeting to resolve on the capital increase, the sum of € 2,500,000 will be repaid in September 2023. For this reason, the amount of € 2,500,000 has been included in the item ‘other payables’.”

H)

Article 10 of the current Bylaws of NATUZZI SPA provides that the Company “may obtain from its shareholders loans free of charge or against payment, with or without the obligation to reimburse, in compliance with applicable rules, with special reference to the rules regulating the collection of public savings”.

I)

The parties deem that it is necessary to proceed to clarify and regulate the relations that have arisen between them following the signing of the “Equity Commitment Agreement” on 28 February 2020. Such in any case in the mutual conviction that it has enabled the corporate purpose to be attained and maintained at a lower cost than that stemming from other means of financing in view of the lack on the part of NATUZZI SPA, in the predetermined and agreed terms, of any initiatives aimed at adopting a resolution to increase its share capital. A benefit that NATUZZI SPA may continue to obtain as a result of the entering into of this present agreement on the facilitated interest rate for the loan until the due date for its repayment compared to the higher interest rate charged by banks for similar financing.

THEREFORE THE PARTIES AGREE AND STIPULATE AS FOLLOWS:

1.

RECITALS AND ANNEXES

The recitals and annexes form an integral and substantive part of this agreement, and no changes may be made hereto without written agreement between the parties.

2.

SUBJECT MATTER OF THE AGREEMENT

NATUZZI SPA and INVEST 2003 SRL – the latter holding a 56.23% stake in the share capital of NATUZZI SPA – hereby declare that the “Equity Commitment Agreement” entered into on 28

February 2020 and all subsequent “addenda” agreed are terminated for all purposes.

As a result of that termination, the parties expressly declare and mutually acknowledge that the sum of € 2,500,000.00 (two million five hundred thousand euros and zero cents) disbursed on 2 March 2020 by the shareholder INVEST 2003 SRL to NATUZZI SPA by means of a wire transfer from the bank account [***] in the name of INVEST 2003 SRL to the bank account [***] in the name of NATUZZI SPA was paid as an interest-bearing loan as provided for and permitted by Article 10 of the Bylaws with interest due as and from 31 March 2024.

The parties jointly declare and acknowledge that the accounting and financial effects resulting from the termination of the Equity Commitment Agreement shall run from 31 March 2024. (Annex 1)

3.

REPAYMENT OF THE LOAN

The sum of € 2,500,000.00 (two million five hundred thousand euros and zero cents) so disbursed – plus interest on an annual basis at the rate of 2.50% (two point five percent) running from 31 March 2024 – shall be repaid by NATUZZI SPA to INVEST 2003 SRL on the due date of 31 March 2027.

INVEST 2003 SRL will demand payment of the annual interest accrued during the relevant period on the due dates of 31 March 2025 and 31 March 2026. Without prejudice to the payment of the interest accrued during the period from 1 April 2026 to 31 March 2027 together with the repayment of the sum of € 2,500,000.00 (two million five hundred thousand euros and zero cents) as well as, if not previously paid, the interest accrued from 1 April 2024 to 31 March 2025 and from 1 April 2025 to 31 March 2026. The parties agree that the repayment of the disbursed amounts covered by this loan agreement, including the amounts due by way of accrued interest, shall be made by wire transfer to the bank account in the name of INVEST 2003 SRL [***].

By signing this agreement INVEST 2003 SRL undertakes to notify NATUZZI SPA by certified e-mail of any change regarding the identifying particulars of its bank account and through which the loan is to be repaid.

4.

APPLICABLE LAW

For all matters not provided for in this agreement, the parties shall refer to the provisions contained in the Civil Code and special laws governing such matters.

5.

JURISDICTION AND VENUE

The parties agree that the Courts of Bari shall have jurisdiction in the event of any dispute arising in connection with this agreement.

6.

PROCESSING OF PERSONAL DATA

By signing this agreement, pursuant to Regulation (EU) 2026/676, the parties undertake to process the personal data of which they will become aware in connection with this agreement in compliance with all the criteria set forth in the said Regulation and for the sole purpose of the correct, complete and timely performance of the agreement.

7.

METHOD OF SIGNATURE

With reference to the signing of this agreement and satisfying the requirement laid down by Article 48 of Legislative Decree No. 14 of 12 January 2019 regarding a definite date, INVEST 2003 SRL and NATUZZI SPA, acting through their respective legal representatives, sign the agreement by digital signature with time stamp affixed. Such because:

•
Paragraph 1-bis of Article 20 (“Validity and probative value of computer documents”) of Legislative Decree No. 82 of 7 March 2005 (“Digital Administration Code”) establishes that a computer document, i.e. “an electronic document that contains the computer representation of legally relevant acts, events or data satisfies the requirement of written form and has the probative value provided for by Article 2702 of the Civil Code when a digital signature, other type of qualified electronic signature or an advanced electronic signature is affixed to it or, in any case, it is formed after computer identification of its author, through a process meeting the requirements established by AgID (Agency for Digital Italy) pursuant to Article 71 in such a way as to ensure the security, integrity and inalterability of the document and, in a manifest and unequivocal manner, its traceability back to the author ... the date and time of formation of the computer document are enforceable against third parties if affixed in accordance with the guidelines”;
•
Article 41(1) of Prime Ministerial Decree of 22 March 2013 on “Technical rules on the generation, affixing and verification of advanced electronic signatures, qualified electronic signatures and digital signatures pursuant to Articles 20(3) 24(4), 28(3), 32(3)(b), 35(2), 36(2) and 71” of the Digital Administration Code provides that “time references made by accredited certifiers in accordance with the provisions of Title IV are enforceable against third parties pursuant to Article 20(3) of the Digital Administration Code”;
•
Title IV referred to for that purpose sets out the “Rules for time validation through time stamps”.

Annexed hereto:

1) Bank records evidencing the payment of 2 March 2020.

Santeramo, 31 March 2024

INVEST 2003 SRL NATUZZI SPA

The legal representative The legal representative

By signing this letter, we confirm our full acceptance of the proposal for an agreement set forth in the preceding pages.

Natuzzi SPA

The legal representative